

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 8, 2009

Mr. Robert L. Kayl
Chief Financial Officer
Tesco Corporation
3993 West Sam Houston Parkway North, Suite 100
Houston, Texas, 77043-1221

> **RE: Tesco Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 7, 2009**
> **Schedule 14A Definitive Proxy Statement**
> **Filed March 31, 2009**
> **Response Letter Dated July 31, 2009**
> **File No. 1-34090**

Dear Mr. Kayl:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated July 31, 2009 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2008

1.   We have reviewed your response to prior comment number five, and we do not agree with your conclusion that, prior to July 1, 2008 when your shares ceased trading on the Toronto Stock Exchange, equity classification was appropriate for Canadian Dollar-denominated options granted to non-Canadian employees as this conclusion is not consistent with the provisions of paragraph 33, footnote 19, and paragraph B129 of SFAS 123(R). In this respect, paragraph 33 of SFAS 123(R) requires that options denominated in a currency other than your functional currency that do not meet either of the exceptions in footnote 19 should be classified and accounted for as liabilities from their issue dates. Since the fair

value of the options that you have issued with exercise prices denominated in Canadian dollars are indexed to changes in the Canadian Dollar versus your US Dollar functional currency in addition to changes in your share price wherever traded, and the options do not meet either of the exceptions in footnote 19, your options are indexed to a factor that is not a market, performance or service condition. As we are unable to agree with the analysis provided in your response, please evaluate the materiality of classifying all options issued to non-Canadian employees as liabilities for all periods since issuance, and tell us how you considered paragraphs 25 and 26 of SFAS 154.

2. In your response to our comment above, please provide us with a comprehensive materiality analysis, by applicable period, that includes i) consideration of classifying all options issued to non-Canadian employees as liabilities for all periods since issuance, ii) each of the errors you referenced in Appendix A and Appendix B, and iii) the error you identified in your June 30, 2009 Form 10-Q concerning the classification of prepaid taxes as a reduction of accrued liabilities in the balance sheet as of December 31, 2008. In this regard, we wish to consider your materiality analysis in totality in light of the identified errors. We may have further comment.

3. We note your response to our prior comment number nine which includes your modified disclosure to be included in future filings. Please include a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments with a related explanation. See paragraph 20(b)(2) of SFAS 146 or otherwise explain why you do not believe this disclosure is necessary.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 1. Summary of Significant Accounting Policies, page 4

4. We note from your disclosure you "identified prepaid taxes that were presented as a reduction of accrued liabilities in the balance sheet as of December 31, 2008;" and your determination that it was appropriate to reclassify these amounts to the correct balance sheet line item in the current year presentation. Please tell us why you do not believe this represents an error in the recognition and presentation of your financial statements as contemplated by paragraph 2.h. of FAS 154.

Note 4. Shareholders' Equity and Stock-Based Compensation, page 17

5. We note your disclosure that "During the preparation of the Company's financial statements for the three months ended June 30, 2009, the Company determined

that Canadian dollar-denominated stock option awards previously issued to non-Canadian employees qualify for liability classification in accordance with SFAS No. 123(R) due to the Company's voluntary delisting from the TSX effective June 30, 2008." Based on our comment above, we are unable to agree with this statement. Please modify your disclosure as necessary to address the liability accounting required by paragraph 33 and footnote 19 of SFAS No. 123(R) for your outstanding Canadian dollar-denominated options granted to employees who were not paid in Canadian dollars.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence, Jennifer O'Brien, at (202) 551-3721. With respect to all legal comments, you may contact Tracey McNeil at (202) 551-3265, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director